AN 3/20/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019977

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 12 2002 143

SEC FILE NUMBER
8- 22870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hagerty Stewart & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 Michelson Drive, Suite 1500
(No. and Street)

Irvine,	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barrick A. Smart (800) 261-4724
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Banerjee, Dave CPA
(Name — *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 200,	Encino	CA	91316
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barrick A. Smart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hagerty Stewart & Associates, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

ROBIN ELAINE SMITH
Commission # 1247931
Notary Public - California
Orange County
My Comm. Expires Jan 12, 2004

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAGERTY, STEWART & ASSOCIATES, INC.

Table of Contents

DAVE BANERJEE
Certified Public Accountant
5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Hagerty Stewart & Associates, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Hagerty Stewart & Associates, Inc. as of December 31, 2001 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Hagerty Stewart & Associates, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Dave Banerjee
Certified Public Accountant

Encino, California
February 28, 2002

Hagerty, Stewart & Associates, Inc.
Statement of Financial Condition
For the year ended December 31, 2001

Assets

Assets	
Cash and cash equivalents	5,831
Due from clearing firm	77,993
Securities owned, marketable at market value	20,100
Other assets	30,541
Total assets	134,465

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$4,000
Taxes Payable	800
Total liabilities	$4,800
Stockholder's equity	
Preferred stock $10 par value, 2,000,000 shares authorized 5000 shares issued and outstanding	50,000
Common stock, no par value, 15,000,000 shares authorized, 9,033,333 shares issued and outstanding	350,000
Additional paid-in-capital	150,000
Accumulated deficit	(420,335)
Total stockholder's equity	$129,665
Total liabilities and stockholder's equity	$134,465

See accompanying accountant's report and notes to financial statement

Hagerty, Stewart & Associates, Inc.
Statement of Income
For the Year Ended December 31, 2001

Revenues	
Commissions	1,664
Commodity Income	36,878
Mutual funds	12,124
Interest and dividends	6,089
Insurance/Variable annuities	82,941
Total Revenue	139,696
Expenses	
Employee compensation & benefits	2,466
Commissions and floor brokerage	80,104
Occupancy and equipment rental	5,662
Other operating expenses	70,360
Total Expenses	158,592
Net loss before taxes	(18,896)
Taxes	800
Net loss	$ (19,696)

See accompanying accountant's report and notes to financial statement

Hagerty, Stewart & Associates, Inc.
Statement of Stockholder's Equity
For the Year Ended December 31, 2001

	Preferred Stock	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance on January 1, 2001	$50,000	350,000	150,000	(400,639)	$149,361
Net loss				(19,696)	(19,696)
Prior period adjustment					-
Balance, December 31, 2001	50,000	350,000	150,000	(420,335)	$129,665

See accompanying accountant's report and notes to financial statement

Hagerty, Stewart & Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities		
Net loss	($19,696)	
Adjustments to reconcile net income to cash		
and cash equivalents provided by operating activities:		
(Increase) decrease in:		
Receivables from brokers and dealers	118,352	
Securities Owned	179,087	
Other assets	133,840	
(Decrease) increase in:		
Accounts payable and accrued expenses	(205,681)	
Payable to brokers and dealers	(113,849)	
Net cash and cash equivalents used in operating activities		92,053
Cash flows from investing activities		
Spinoff of Constellation Advisors	4,751	
Net cash from financing activities		4,751
Cash flows from financing activities		
Payoff of subordinated debt	(200,000)	
Sale of fixed assets	43,796	
Net cash used in financing activities		(156,204)
Net decrease in cash and cash equivalents		(59,400)
Cash and cash equivalents at the beginning of period		65,231
Cash and cash equivalents at the end of period		$5,831
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	3,177	
Income taxes	800	

See accompanying accountant's report and notes to financial statement

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Hagerty, Stewart & Associates, (The Company) is a registered broker dealer. The Company is a fully disclosed broker/dealer clearing all transactions through another broker dealer. The Company is registered with the National Association of Securities Dealers, Inc. (NASD), National Futures Association (NFA) and the Securities Investor Protection Corporation (SIPC).

On January 2, 2000, the firm executed a sale of assets with The Seidler Companies Incorporated ("TSC") a NYSE member firm ("Agreement and Plan of Reorganization"). Under the term of the agreement all fixed assets and corresponding liabilities were taken over for book value paid in TSC stock under a non-taxable IRS code Section 3b8(a)(1)(c).

TSC stock, which is not publicly traded was subsequently disbursed to the firms two shareholders under an agreed dividend distribution.

The firm therefore has materially altered its business to rely upon the sale of variable annuities under a reduced sales force comprising of the firm's registered principals, who are the firm's sole shareholders.

The firm does not have any fixed lease or overhead expenses and expects the continuing business from the sale of variable annuities to meet its current and projected obligations.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are on a fully-disclosed basis. Related revenues and expenses are recorded in the accounts on settlement date. Commissions earned from the sale of variable annuities are recorded when confirmation is received that the subscriptions have been accepted and, accordingly, that the company's commission income is assured. Concessions earned from mutual fund, municipal unit trust sales are recorded when the transaction occurs and the income is reasonably determined.

For purposes of the Statement of Cash Flows, cash equivalents consist of the money market accounts on deposit with the Company's clearing association, Bear Stearns. These accounts are stated at cost, which approximates market value.

The preferred stock bears dividend at 10% per annum.

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2001.

Note 2: INCOME TAXES

For the year ended December 31, 2001, the Company recorded the $ 800, State of California minimum tax. The company has a loss for the year ended December 31, 2001, therefore a tax provision is not required.

Note 3: SECURITIES, OWNED AT MARKET VALUE

Securities owned are valued at cost and are held for investment. These represent NASDAQ warrants issued to the firm.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but by December 31, 2001, the Company's;

Net capital of	79,024
Exceeded the minimum net capital requirement by	74,024
Aggregate indebtedness	4,800
The Company's ratio of aggregate indebtedness to net capital was	0.06

The above ratios are less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Note 5: CONTINGENCY

On October 2000, the firm was served with a binding arbitration claim by a disgruntled employee. The claim asks for unspecified damages. The firm believes it to be without merit and will prevail but is unable to estimate the cost.

Hagerty, Stewart & Associates, Inc.
Schedule I - Computation of Aggregate Indebtedness and
Net Capital Pursuant to Rule 15c3-1
For the year ended December 31, 2001

	Focus 12/01	Audit 12/01	Change
Members' Equity December 31, 2001	134,465	129,665	4,800
Subordinated loan	0	0	0
Total capital and subordinated loan	134,465	129,665	4,800
Subtract Non allowable assets:			
Fixed Assets	0	0	0
Other Assets	30,541	30,541	0
Tentative net Capital	103,924	99,124	4,800
Hair Cuts	(20,100)	(20,100)	0
Net Capital	83,824	79,024	4,800
Minimum net capital	5,000	5,000	
Excess net Capital	78,824	74,024	4,800
Aggregate Indebtedness	0	4,800	
Ratio of aggregate indebtedness to net capital	0.00	0.06	

The difference was caused by the year end accrual of accounting fees and the State of California minimum franchise tax.

Hagerty, Stewart & Associates, Inc.
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c-3-3
For the year ended December 31, 2001

A computation of net reserve requirements is not applicable to Hagerty, Stewart & Associates, Inc. as the company qualifies for exemption under Rule 15c3-3 (k) (2).

Hagerty, Stewart & Associates, Inc.
Schedule III - Informaiton relating to Possession or Control Reuirements
Under Rule 15c-3-3
For the year ended December 31, 2001

Information relating to possession or control requirements is not applicable to Hagerty, Stewart & Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

DAVE BANERJEE
Certified Public Accountant
5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholder of
Hagerty Stewart & Associates, Inc.
Irvine, California

In planning and performing my audit of the financial statements of Hagerty Stewart & Associates, Inc. for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hagerty Stewart & Associates, Inc. that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dave Banerjee
Certified Public Accountant

Encino, California
February 28, 2002

HAGERTY, STEWART & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED

DECEMBER 31, 2001